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                               March 10, 2023

       Sean Dollinger
       Chief Executive Officer
       LQR House Inc.
       2699 Stirling Road, Suite A-105
       Fort Lauderdale, FL 33312

                                                        Re: LQR House Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
13, 2023
                                                            CIK No. 0001843165

       Dear Sean Dollinger:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed February 13, 2023

       Our Key Partnerships with CWS and Ssquared, page 1

   1. Please elaborate on the material terms of your agreement, including, but not limited to, the term of the agreement.
       Summary Financial Information, page 6

   2. Please ensure the amounts presented here agree to the amounts presented on the face of your financial
statements. In this regard, it appears that differences exist in the amounts related to total
assets, total current liabilities and total stockholder   s equity.
 Sean Dollinger
FirstName
LQR HouseLastNameSean  Dollinger
            Inc.
Comapany
March      NameLQR House Inc.
       10, 2023
March2 10, 2023 Page 2
Page
FirstName LastName
Risk Factors, page 9

3. You disclose on page 11 that you had net income of $1,962,726 for the year ended
         December 31, 2021. Please revise your disclosure to clarify that you had a net loss of
         $1,962,726 for the period ended December 31, 2021. Please also revise your disclosure
         on page 30 to delete your reference to    net income loss.
4. We note your risk factor indicating that current market conditions and recessionary pressures in one or more of your markets may adversely affect your ability to grow your business. Please update both this risk factor and your Management's Discussion and
         Analysis if recent inflationary pressures have materially impacted your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.
5. We note that you intend on using a significant portion of the proceeds from this offering for the acquisition of alcohol distribution licenses. Please update your risk factor disclosure to discuss any industry specific risks involved with alcohol distribution.
Current market conditions and recessionary pressures..., page 16

6. Please revise your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
The COVID-19 pandemic may cause a material adverse effect on our business, page
17

7. We note your disclosure regarding COVID-19 pandemic and its adverse effects on your industry. Please revise your risk factor disclosure so that risks you have actually encountered are not presented as purely hypothetical.
Use of Proceeds, page 26

8.       We note that you intend to use 66.7% of the proceeds of this offering for the
         acquisition of alcohol distribution licenses and alcoholic beverage brands. To the extent of acquiring other beverage brands, please refer to Item 504 of Regulation S-K and disclose whether you have identified any specific brands to acquire and the status of any negotiations with respect to the acquisition(s).
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30

9. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
 Sean Dollinger
FirstName
LQR HouseLastNameSean  Dollinger
            Inc.
Comapany
March      NameLQR House Inc.
       10, 2023
March3 10, 2023 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

10. Please revise the presentation of gross profit (loss) in the table on page 32 to clarify that you had a gross loss of $(362,155) for the period ended December 31, 2021; your current presentation indicates you had gross profit of $362,155.
Organizational Structure Following This Offering, page 37

11. We note your reference to the diagram depicting your organizational structure. Please include the diagram in your next amendment.
Human Capital, page 48

12. We note your disclosure that you have no full-time employees. Please revise your disclosure to clarify whether you have any part-time employees. Executive Compensation, page 55

13. Please revise you table to reflect compensation paid for December 31, 2022.
Government Regulation, page 59

14. Please disclose any material alcohol related regulations applicable to your business.
Financial Statements, page F-1

15. Please include financial statements for the year ended December 31, 2022 and similarly update your financial information throughout the filing in accordance with Rule 8-08 of
         Regulation S-X.
Note 10 - Subsequent Events, page F-15

16. Please disclose the actual date through which subsequent events have been evaluated.
         Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.
General

17. We note that you intend on using a significant portion of the proceeds from this offering for the acquisition of alcohol distribution licenses. Please revise your disclosure to discuss any state or local regulatory approvals you may need in order to acquire these licenses.
18. Please provide clear disclosure as to whether you have contracts with your suppliers and the material terms of such contracts. Please file any material contract as an exhibit to your registration statement.
 Sean Dollinger
LQR House Inc.
March 10, 2023
Page 4
19. We note that you have several agreements and/or business transactions with Dollinger
         Innovations Inc. and Dollinger Holdings LLC. As applicable, please revise your registration statement to prominently disclose any conflict of interest and/or self-dealing concerns that may arise as a result of Mr. Sean Dollinger, your Chief Executive Officer's involvement with Dollinger Innovations Inc. and Dollinger Holdings
LLC.
       You may contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameSean Dollinger                               Sincerely,
Comapany NameLQR House Inc.
                                                               Division of
Corporation Finance
March 10, 2023 Page 4                                          Office of
Manufacturing
FirstName LastName